Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 333-87236, 333-105187 and 333-143249 and Form S-3 No. 333-109108) pertaining to the 2002 Stock Incentive Plan, the 2003 Employee Stock Purchase Plan, the 2007 Stock Incentive Plan and the 4.25% Convertible Notes and common stock issuable thereunder respectively, of ExpressJet Holdings, Inc., of our report dated March 19, 2008, with respect to the consolidated financial statements and schedule of ExpressJet Holdings, Inc. included in the Annual Report (Form 10-K) for the year ended December 31, 2007.

Houston, Texas
March 19, 2008